Exhibit 99.1

Risk Factors Relating to Leucadia National Corporation (“Leucadia”) following the strategic combination with Jefferies Group, Inc. (“Jefferies”)

Leucadia may not realize anticipated benefits as a result of the strategic combination with Jefferies.

Leucadia may fail to realize the anticipated benefits of the strategic combination with Jefferies and related transactions (collectively, “transactions”), including additional investment opportunities generated by Jefferies or the ability to accelerate the use of Leucadia’s NOLs. Additionally, Leucadia’s operations could be adversely affected by the disruption of ongoing business activity and distraction of its management from ongoing business concerns, the failure to retain key employees and potential unknown liabilities associated with the transactions.

The transactions are subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on Leucadia following the transactions.

Before the transactions may be completed, approvals or consents must be obtained from various domestic and foreign securities, antitrust and other authorities. In deciding whether to grant these approvals, the relevant governmental entity will make a determination of whether, among other things, the transactions are in the public interest. Regulatory entities may impose conditions on the completion of the transactions or require changes to the terms of the transactions or could impose restrictions on the conduct of business(es) of Leucadia following consummation of the second merger. Although the parties do not currently expect that any such material conditions, restrictions or changes would be imposed, there can be no assurance that they will not be, and such conditions, restrictions or changes could have the effect of delaying completion of the transactions or imposing additional costs on or limiting the revenues of the combined company following the transactions, any of which might have a material adverse effect on Leucadia following the transactions.

Future initiatives at Leucadia may be constrained by certain operational limitations agreed to with the various rating agencies.

Leucadia intends to maintain certain operating and investing limitations upon completion of the transactions, and the failure to adhere to these limitations could result in credit ratings downgrades for Leucadia or Jefferies or both. These limitations include the maintenance of minimum liquidity to parent company debt and net worth ratios, maximum parent company debt to equity ratios and maximum investment concentration. Adherence to these limitations could result in Leucadia foregoing investment opportunities that it might otherwise have been able to consider.

Leucadia shareholders and Jefferies stockholders will have a reduced ownership and voting interest after the transactions and will exercise less influence over management.

Leucadia shareholders presently have the right to vote in the election of Leucadia’s board of directors and on other matters affecting Leucadia. Jefferies common stockholders presently have the right to vote in the election of Jefferies’ board of directors and on other matters affecting Jefferies. Immediately after the transactions are completed, it is expected that current Leucadia shareholders will own approximately 67% of Leucadia’s outstanding common shares and current Jefferies common stockholders (excluding Leucadia) will own approximately 33% of Leucadia’s outstanding common shares, respectively.

As a result, current Leucadia shareholders and current Jefferies stockholders will have less influence on the management and policies of Leucadia than they now have on the management and policies of Leucadia and Jefferies, respectively.

The market price of Leucadia common shares may decline in the future as a result of the transactions.

The market price of Leucadia common shares may decline in the future as a result of the transactions for a number of reasons, including the failure of Leucadia to achieve the perceived benefits of the transactions, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts. Further, the highly diversified nature of Leucadia’s business may make it difficult for an investor or financial or industry analyst to compare Leucadia to its competitors or to value Leucadia common shares. These factors are, to some extent, beyond the control of Leucadia.

The market price of Leucadia common shares after the transactions will be affected by factors different from those currently affecting the market price of Jefferies common stock.

Each of Jefferies and Leucadia operates across a range of services and asset classes in which the other party has not historically operated. Accordingly, the operations and the market price of Leucadia common shares and Jefferies common stock (in each case until the completion of the transactions), may be affected by factors different from those currently affecting the operations and the market price of Jefferies common stock, respectively.

Leucadia’s future results will suffer if the combined company does not effectively manage its expanded operations following the transactions.

Following the transactions, Leucadia may continue to expand its operations through additional strategic investments, acquisitions or joint ventures. Leucadia’s future success depends, in part, upon its ability to manage its investments, which may pose numerous risks and uncertainties different from those posed by its current investments. In addition, future acquisitions or joint ventures after completion of the transactions may involve the issuance of additional Leucadia common shares, which may dilute Leucadia shareholders’ and Jefferies stockholders’ ownership of Leucadia.

Leucadia cannot assure its shareholders and Jefferies cannot assure its stockholders that Leucadia’s future expansion or acquisition opportunities will be successful.

A credit-rating agency downgrade could significantly impact Jefferies’ business.

Maintaining an investment grade credit rating is important to Jefferies’ business and profitability. On October 16, 2012, Moody’s announced that it downgraded Jefferies’ credit rating from Baa2 to Baa3. Jefferies intends to continue to issue debt securities not guaranteed by Leucadia. There can be no assurance that the credit rating of Jefferies will not be downgraded. A further credit-rating agency downgrade of Jefferies’ long-term debt rating could negatively impact Jefferies’ financing costs and could have a material adverse effect on Jefferies’ business, financial condition, liquidity and profitability.

Volatility in the value of Jefferies’ investment portfolio or other assets and liabilities accounted for at fair value could adversely affect the financial condition or results of operations of Leucadia following the merger.

Jefferies has elected the fair value option to account for its investment portfolio and certain other assets and liabilities, as a result of which changes in fair value are reflected in the statement of operations at each reporting date. Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP has established a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Volatility in the value of Jefferies’ investment portfolios or other assets and liabilities accounted for at fair value will result in volatility of the combined firm’s operating results. Declines in fair values may have a material adverse effect on financial condition or results of operations in the future.

For additional information concerning risk factors applicable to Jefferies are and will continue to be subject to the risks described in Jefferies’ Form 10-K for the fiscal year ended November 30, 2012, which has been filed with the SEC and is available on Jefferies’ website, www.jefferies.com.